EXHIBIT 99.1

Centerra Gold Reports Second Quarter 2025 Results; Reinforced Balance Sheet Strength with Strong Operational Cash Flow Performance; Advancing the Goldfield Project and Accelerating a Self-Funded Gold Growth Strategy

This news release contains forward-looking information about expected future events that is subject to risks and assumptions set out in the “Cautionary Statement on Forward-Looking Information” below. All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Aug. 06, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its second quarter 2025 operating and financial results.

President and CEO, Paul Tomory, commented, “In the second quarter, both Mount Milligan and Öksüt contributed to a strong $98 million in cash flow from operations before changes in working capital and taxes paid, driven by high commodity prices. At Mount Milligan, we are updating our 2025 gold production and cost guidance ranges as a result of mining in lower grade zones and we are updating our 2025 cost guidance ranges at Öksüt due to higher royalty costs driven by elevated gold prices and an updated royalty structure that was approved by the Turkish government in July 2025. We maintained a robust financial position, which has enabled Centerra to increase share buybacks to $27 million in the second quarter, up 80% compared to last quarter. In the first half of 2025, in line with our disciplined capital allocation strategy, we have repurchased $42 million of shares, with up to $75 million approved for the full year, which reinforces our confidence in the long-term value of our growing business.”

Paul Tomory continued, “We are pleased to be advancing with development and construction at the Goldfield project. Over the last several months, Centerra has undertaken additional technical work and project optimizations that have significantly enhanced Goldfield’s value proposition and have de-risked the project. Favourable gold prices combined with these recent developments have improved the Project’s economics, enabling us to move forward with execution. We believe Goldfield is well positioned to deliver strong returns, including an after-tax net present value (5%) (“NPV5%”) of $245 million and an after-tax internal rate of return (“IRR”) of 30%, using a long-term gold price of $2,500 per ounce and including the impact of gold hedges. The project is expected to be funded from Centerra’s existing liquidity and is located in a top tier mining jurisdiction, with an approximate 7-year mine life, average annual production of 100,000 ounces in peak production years at an all-in sustaining costNG of $1,392 per ounce, and a competitive initial capital cost of $252 million. First production from Goldfield is expected by the end of 2028, which would grow Centerra’s near-term gold production profile, generate robust cash flow and deliver significant value to shareholders. We believe Goldfield to be ideally positioned in our project development pipeline as we continue to advance development of the longer-life Mount Milligan and Kemess gold-copper assets in British Columbia.”

Second Quarter 2025 Highlights

Operations

  Production: In the second quarter 2025, consolidated gold production was 63,311 ounces, including 35,058 ounces from the Mount Milligan Mine (“Mount Milligan”) and 28,253 ounces from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 12.4 million pounds.
  Sales: Second quarter 2025 gold sales were 61,335 ounces at an average realized gold priceNG of $2,793 per ounce and copper sales were 12.1 million pounds at an average realized copper priceNG of $3.62 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively “Royal Gold”).
  Costs: Second quarter 2025 consolidated gold production costs were $1,308 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,652 per ounce.
  Capital expendituresNG: Second quarter 2025 additions to property, plant, and equipment (“PP&E”) and capital expendituresNG were $55.6 million and $53.9 million, respectively. Sustaining capital expendituresNG in the second quarter 2025 were $25.8 million and included construction at the tailings storage facility (“TSF”) and capitalized exploration at Mount Milligan, as well as capitalized stripping and expansion of the heap leach pad at Öksüt. Non-sustaining capital expendituresNG in the second quarter were $28.1 million related mainly to the restart of operations at the Thompson Creek Mine (“Thompson Creek”).

Financial

  Net earnings: Second quarter 2025 net earnings were $68.6 million, or $0.33 per share, and adjusted net earningsNG were $52.7 million or $0.26 per share. Key adjustments to net earnings include $15.0 million of unrealized gain on the re-measurement of the sale of the Greenstone Partnership in 2021, $12.1 million of unrealized loss on the financial assets related to the additional agreement with Royal Gold Inc. (“Royal Gold”), and $11.0 million of deferred income tax adjustments arising from the impact of foreign exchange rate movement on deferred income taxes at Mount Milligan, partially offset by a drawdown on the deferred tax asset related to Mount Milligan. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the second quarter 2025, cash provided by operating activities before working capital and income taxes paid was $98.4 million, up 22% from last quarter. Cash provided by operating activities was $25.3 million and free cash flow deficitNG was $25.6 million, impacted mainly by statutory tax and royalty payments at Öksüt. This includes $57.2 million of cash provided by mine operations and $42.8 million of free cash flowNG at Mount Milligan, offset by $17.6 million of cash used in mine operations and $28.2 million of free cash flow deficitNG at Öksüt, and capital expendituresNG at Thompson Creek.
  Cash and cash equivalents: Total liquidity of $922.3 million as at June 30, 2025, comprising a cash balance of $522.3 million and $400.0 million under a corporate credit facility.
  Returning capital to shareholders: Quarterly dividend declared of C$0.07 per common share for a total of $10.5 million in the second quarter, and $20.6 million year-to-date. Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 3,889,507 common shares (“Shares”) in the second quarter 2025, for total consideration of $27.0 million, up 80% compared to last quarter. The Company’s board of directors has approved the repurchase of up to $75 million of Centerra’s Shares through the NCIB in 2025, of which, the Company has completed $42.0 million year-to-date. Centerra believes that the NCIB will continue to provide the Company with a flexible tool to deploy cash pursuant to its capital allocation strategy, while preserving the financial flexibility to support investment in future growth.

Strategic Growth Initiatives

  Advancing the Goldfield project: Centerra has completed a technical study of its Goldfield project (“Goldfield” or “the Project”), which confirms attractive economics for the Project, including an after-tax NPV5% of $245 million and an after-tax IRR of 30%, using a long-term gold price of $2,500 per ounce. This includes the impact of gold hedges, with a gold price floor of $3,200 per ounce, on a portion of production in 2029 and 2030 to lock in strong margins, safeguard economics in the early years of the Project, and expedite the capital payback period. The initial capital investment at Goldfield is $252 million, including approximately $40 million in pre-production stripping and other costs, and the Project is expected to benefit from a short timeline to first production by the end of 2028 and low execution risk given its relatively simple process flow sheet. The Project is located in a historic mining district of Nevada, offering a stable regulatory environment, skilled workforce, and strong support for resource development. Over the last several months, Centerra has undertaken additional technical work and optimizations that have significantly enhanced Goldfield’s value proposition and de-risked the project. Favourable gold prices combined with these developments have improved the Project’s economics, enabling Centerra to move forward with execution. The Project is expected to provide an increase in gold production, which will help offset natural declines at Öksüt, and ensure continuity as Centerra advances its next phase of long-life, gold-copper, cornerstone organic growth projects in British Columbia at Mount Milligan and Kemess. For additional details on Goldfield, refer to the news release published on August 6, 2025 titled “Centerra Gold Announces Attractive Economics on the Goldfield Project; Proceeding with Project Development and Construction Activities”.
  Two project studies supporting Centerra’s long-life gold-copper organic growth strategy in British Columbia are progressing positively toward completion in the second half of 2025: At Mount Milligan, work on a Pre-Feasibility Study (“PFS”) to evaluate the substantial mineral resources aimed at unlocking additional value beyond its current mine life of 2036 is on track to be completed in the third quarter of 2025. At the Kemess project (“Kemess”), the Company continues to successfully advance work on a Preliminary Economic Assessment (“PEA”), based on an open pit and longhole open stoping underground mining concept, which is expected to be completed by the end of 2025. Kemess has significant infrastructure already in place that will require some refurbishment. Complementing this existing infrastructure, it is anticipated that new crushing, conveying, and mine infrastructure will be required for the operations. Centerra expects the existing infrastructure to lower the execution risk for the project when compared with a typical greenfield project of this scale. These studies represent significant milestones in advancing the Company’s gold growth development pipeline and are focused on unlocking additional value from its assets in British Columbia, a top tier mining jurisdiction.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended June 30,			Six months ended June 30,
	2025	2024	% Change	2025	2024	% Change
Financial Highlights
Revenue	288.3	282.3	2%	587.8	588.2	—%
Production costs	174.9	162.5	8%	373.7	336.3	11%
Depreciation, depletion, and amortization (“DDA”)	26.0	27.5	(5)%	50.1	60.8	(18)%
Earnings from mine operations	87.4	92.3	(5)%	164.0	191.0	(14)%
Net earnings	68.6	37.7	82%	99.0	104.1	5%
Adjusted net earnings(1)	52.7	46.4	14%	79.0	77.7	2%
Adjusted EBITDA(1)	79.8	46.3	72%	147.8	171.3	(14)%
Cash provided by operating activities	25.3	2.6	873%	83.9	102.0	(18)%
Free cash flow (deficit)(1)	(25.6)	(27.0)	5%	(15.5)	54.1	(129)%
Additions to property, plant and equipment (“PP&E”)	55.6	37.9	47%	123.7	53.2	133%
Capital expenditures - total(1)	53.9	36.3	48%	100.8	53.1	90%
Sustaining capital expenditures(1)	25.8	30.6	(16)%	43.8	46.8	(6)%
Non-sustaining capital expenditures(1)	28.1	5.7	393%	57.0	6.3	805%
Net earnings per common share - $/share basic(2)	0.33	0.18	83%	0.48	0.49	1%
Adjusted net earnings per common share - $/share basic(1)(2)	0.26	0.23	13%	0.38	0.36	6%
Operating highlights
Gold produced (oz)	63,311	89,828	(30)%	122,690	201,169	(39)%
Gold sold (oz)	61,335	83,258	(26)%	122,466	187,571	(35)%
Average market gold price ($/oz)	3,280	2,238	47%	3,070	2,203	39%
Average realized gold price ($/oz )(3)	2,793	2,097	33%	2,674	1,955	37%
Copper produced (000s lbs)	12,437	13,549	(8)%	24,084	27,880	(14)%
Copper sold (000s lbs)	12,103	11,705	3%	24,244	27,327	(11)%
Average market copper price ($/lb)	4.32	4.42	(2)%	4.28	4.12	4%
Average realized copper price ($/lb)(3)	3.62	3.79	(4)%	3.71	3.41	9%
Molybdenum roasted (000 lbs)(5)	3,165	1,948	62%	6,199	4,839	28%
Molybdenum sold (000s lbs)	3,076	2,675	15%	7,320	5,623	30%
Average market molybdenum price ($/lb)	20.72	21.79	(5)%	20.62	19.93	3%
Average realized molybdenum price ($/lb)(3)	21.43	22.10	(3)%	21.52	21.25	1%
Unit costs
Gold production costs ($/oz)(4)	1,308	870	50%	1,290	802	61%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,652	1,179	40%	1,572	1,001	57%
All-in costs on a by-product basis ($/oz)(1)(4)	1,901	1,442	32%	1,811	1,191	52%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,866	1,260	48%	1,804	1,125	60%
Copper production costs ($/lb)(4)	2.06	2.46	(16)%	2.15	2.14	—%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.53	3.21	(21)%	2.54	2.55	—%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

(2) As at June 30, 2025, the Company had 204,325,992 common shares issued and outstanding.

(3) This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled. Under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold and Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per tonne of copper delivered in the periods presented.

(4) All per unit costs metrics are expressed on a metal sold basis.

(5) Amount does not include 0.2 million pounds of molybdenum roasted of toll material for the three and six months ended June 30, 2025 (nil in 2024).

2025 Guidance – Gold and copper producing assets

	Units	2025 Guidance- updated	Six Months Ended June 30, 2025	2025 Guidance- previous
Production
Total gold production(1)	kozs	250 - 290	123	270 - 310
Mount Milligan Mine(2)(3)(4)	kozs	145 - 165	71	165 - 185
Öksüt Mine	kozs	105 - 125	52	105 - 125
Total copper production(2)(3)(4)	Mlbs	50 - 60	24	50 - 60
Unit Costs(5)
Gold production costs(1)	$/oz	1,300 - 1,400	1,290	1,100 - 1,200
Mount Milligan Mine(2)	$/oz	1,350 - 1,450	1,371	1,075 - 1,175
Öksüt Mine	$/oz	1,200 - 1,300	1,181	1,100 - 1,200
AISC on a by-product basisNG(1)(3)(4)	$/oz	1,650 - 1,750	1,572	1,400 - 1,500
Mount Milligan Mine	$/oz	1,350 - 1,450	1,224	1,100 - 1,200
Öksüt Mine	$/oz	1,675 - 1,775	1,665	1,475 - 1,575
Capital Expenditures
Additions to PP&E	$M	105 - 130	64.2	105 - 130
Mount Milligan Mine	$M	75 - 90	40.3	75 - 90
Öksüt Mine	$M	30 - 40	23.9	30 - 40
Total capital expendituresNG	$M	105 - 130	47.9	105 - 130
Sustaining capital expendituresNG	$M	90 - 110	43.2	95 - 115
Mount Milligan Mine	$M	60 - 70	23.9	65 - 75
Öksüt Mine	$M	30 - 40	19.3	30 - 40
Non-sustaining capital expendituresNG	$M	15 - 20	4.7	10 - 15
Mount Milligan Mine	$M	15 - 20	4.7	10 - 15
Other Items
Depreciation and amortization	$M	95 - 115	47.8	95 - 115
Mount Milligan Mine	$M	60 - 70	30.8	60 - 70
Öksüt Mine	$M	35 - 45	17.0	35 - 45
Current Income tax and BC mineral tax expense(1)	$M	48 - 55	34.4	35 - 42
Mount Milligan Mine	$M	3 - 5	2.2	3 - 5
Öksüt Mine	$M	40 - 50	32.2	32 - 37
Corporate and administration costs(6)	$M	28 – 32	16.7	28 - 32

(1) Consolidated Centerra figures.

(2) The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $3,300 per ounce of gold and $4.00 per pound of copper for the remaining two quarters of 2025, the Mount Milligan Mine’s average realized gold and copper price for that period would be $2,297 per ounce and $3.36 per pound, respectively, compared to average realized prices of $2,371 per ounce and $3.71 per pound in the six months ended June 30, 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.

(3) Gold and copper production for 2025 at the Mount Milligan Mine assumes estimated recoveries of 63% to 65% for gold and 77% to 79% for copper, consistent with the previous guidance, and compared to the actual recoveries for gold of 62.0% and for copper of 77.3% achieved in the six months ended June 30, 2025.

(4) Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.

(5) Units noted as ($/oz) relate to gold ounces.

(6) Corporate and administration costs do not include stock-based compensation and corporate depreciation.

2025 Guidance – Molybdenum Business Unit

	Units	2025 Guidance	Six Months Ended June 30, 2025
Production
Total molybdenum roasted(1)	Mlbs	13 - 15	6.2
Total molybdenum sold	Mlbs	13 - 15	7.3
Costs and Profitability – Langeloth
(Loss) earnings from operations	$M	(3) - 5	(2.0)
Adjusted EBITDANG	$M	2 - 8	0.3
Capital Expenditures
Additions to PP&E	$M	132 - 150	59.2
Thompson Creek Mine	$M	130 - 145	58.6
Langeloth	$M	2 - 4	0.6
Total capital expendituresNG	$M	132 - 150	52.9
Sustaining capital expendituresNG – Langeloth	$M	2 - 4	0.6
Non-sustaining capital expendituresNG – Thompson Creek Mine	$M	130 - 145	52.3
Other Items
Depreciation and amortization	$M	3 - 5	2.2
Langeloth	$M	3 - 5	2.2
Care & Maintenance Cash Expenditures – Endako	$M	6 - 8	2.9
Reclamation – Endako	$M	4 - 7	3.8

(1) 2025 guidance figure does not include any toll material roasted.

2025 Guidance – Global Exploration and Evaluation Projects

	Units	2025 Guidance	Six Months Ended June 30, 2025
Project Exploration and Evaluation Costs
Exploration Costs	$M	40 - 50	19.9
Brownfield Exploration	$M	25 - 30	12.7
Greenfield and Generative Exploration	$M	15 - 20	7.2
Evaluation Costs	$M	8 - 12	2.9
Other Kemess Costs
Care & Maintenance	$M	13 - 15	6.4

Mount Milligan

Mount Milligan produced 35,058 ounces of gold and 12.4 million pounds of copper in the second quarter of 2025. During the second quarter of 2025, a total of 12.4 million tonnes was mined from phases 5, 6, 7 and 10 of the open pit. Process plant throughput for the second quarter of 2025 was 5.3 million tonnes, averaging 58,302 tonnes per day. In the first half of 2025, mining operations have encountered zones with more challenging mineralization, resulting in lower than anticipated gold grades from these areas of the pit. While gold grades remain above the average grade of the reserve, the Company believes that the variability is primarily attributed to certain zones being drilled with wider spacing. Centerra has commenced an infill and grade control drilling program in the second quarter of 2025. This initiative is expected to improve geological and mine plan confidence and will be integrated into the upcoming Mount Milligan PFS, contributing to a mine plan with greater visibility on grades moving forward. The Company is updating 2025 gold production guidance at Mount Milligan to 145,000 to 165,000 ounces, from 165,000 to 185,000 ounces previously, to recalibrate for the adjustment in grades while ensuring strategic priorities are maintained. The Company is reaffirming its 2025 copper production guidance range of 50 to 60 million pounds of copper. Gold sales were 33,727 ounces and copper sales were 12.1 million pounds in the second quarter. Both gold and copper production and sales are expected to be weighted towards the second half of the year.

Gold production costs in the second quarter 2025 were $1,356 per ounce. AISC on a by-product basisNG was $1,286 per ounce, 10% higher than last quarter due to increased sustaining capital expenditures and lower ounces sold during the quarter. Centerra has increased its guidance ranges for 2025 gold production costs and AISC on a by-product basisNG at Mount Milligan to reflect updated production guidance. Gold production costs for the year are expected to be between $1,350 and $1,450 per ounce, revised from between $1,075 and $1,175 per ounce previously. AISC on a by-product basisNG for the year are expected to be between $1,350 and $1,450 per ounce, revised from between $1,100 and $1,200 per ounce previously.

In the second quarter 2025, sustaining capital expendituresNG at Mount Milligan were $14.7 million, focused on the tailings storage facility dam construction and capitalized exploration. While full year PP&E and total capital expendituresNG at Mount Milligan remains unchanged at $75 to $90 million, the allocation between sustaining and non-sustaining capital has been revised. Sustaining capital expendituresNG are now expected to be $60 to 70 million, down from $65 to $75 million previously, with a corresponding increase in non-sustaining capital expendituresNG to $15 to $20 million, up from $10 to $15 million previously, reflecting project priorities and timing adjustments.

In the second quarter of 2025, Mount Milligan generated $57.2 million of cash flow from mine operations and free cash flowNG of $42.8 million.

At Mount Milligan, work on the PFS to evaluate the substantial mineral resources to unlock additional value beyond its current mine life is on track to be completed in the third quarter of 2025. The Company is optimistic that it can extend the current mine life beyond 2036, which is based on the available space in the existing TSF. Centerra is progressing with the engineering solution for additional tailings capacity. It is also expected that the PFS will incorporate an increase of annual mill throughput in the range of 10% through ball mill motor upgrades at a modest overall capital expenditure, which may also provide the benefit of improved overall metal recovery.

Öksüt

Öksüt produced 28,253 ounces of gold in the second quarter of 2025. Production in the quarter was better than planned due to higher grades resulting from mine sequencing. The Company expects to access higher grade areas of the mine in the second half of 2025. During the quarter, mining activities were focused on phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. A total of 4.6 million tonnes of ore and waste were mined in the quarter and 1.2 million tonnes were stacked at an average grade of 0.90 g/t. Centerra reaffirms Öksüt’s 2025 production guidance of 105,000 to 125,000 ounces, which is expected to be weighted towards the second half of the year.

At Öksüt, gold production costs and AISC on a by-product basisNG for the second quarter 2025 were $1,250 per ounce and $1,755 per ounce, respectively. These costs were higher compared to last quarter primarily due to a higher royalty expense per ounce due to elevated gold prices. Öksüt’s 2025 gold production costs and AISC on a by-product basisNG guidance ranges have been revised to reflect both higher royalty costs due to higher gold prices, and an updated royalty structure that was approved by the Turkish parliament in July 2025. Full year gold production costs at Öksüt are now expected to be $1,200 to $1,300 per ounce, up from $1,100 to $1,200 per ounce previously. 2025 AISC on a by-product basisNG are now expected to be $1,675 to $1,775 per ounce, up from $1,475 to $1,575 per ounce previously.

In the second quarter 2025, sustaining capital expenditures at Öksüt were $10.6 million, focused on capitalized stripping, heap leach pad expansion and the water treatment plant.

In the second quarter 2025, the Company made an annual royalty payment of $37.9 million and tax payments of $46.2 million to the Turkish government. As a result, Öksüt used $17.6 million of cash in mine operations and had a negative free cash flowNG of $28.2 million in the quarter. Nonetheless, cash flow from operations at Öksüt before statutory payments for tax and royalty increased by over 32% in this quarter compared to last quarter.

Molybdenum Business Unit (“MBU”)

In the second quarter of 2025, as planned during the restart of Thompson Creek, the MBU used $1.1 million of cash in operations and recorded free cash flow deficitNG of $26.9 million, reflecting capital spending that positions the business for positive future cash flows.

Thompson Creek Mine

The restart of Thompson Creek is advancing, with approximately 20% of the total capital investment complete. In the second quarter of 2025, non-sustaining capital expendituresNG were $26.5 million. Since the restart decision, non-sustaining capital expendituresNG have totaled $81.9 million. The 2025 guidance for additions to PP&E, all of which are non-sustaining capitalNG is unchanged at $130 to $145 million. The project remains in line with the total initial capital expendituresNG estimate of $397 million as outlined in the feasibility study and is on track for first production in the second half of 2027

Langeloth

In the second quarter of 2025, the Langeloth Metallurgical Facility (“Langeloth”) roasted and sold 3.2 million pounds and 3.1 million pounds of molybdenum, respectively. In the quarter, Langeloth delivered a positive adjusted EBITDANG of $0.2 million and generated $0.8 million in cash flow from operations.

Second Quarter 2025 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its second quarter 2025 conference call on Thursday, August 7, 2025, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on November 7, 2025.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day September 7, 2025. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 7143219. In addition, the webcast will be archived on Centerra’s website at: https://www.centerragold.com/investor-relations/events-and-presentations/.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the three months ended June 30, 2025, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2025 guidance, outlook and expectations, including, but not limited to, production, costs, capital expenditures, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of 2025 expenditures from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper and molybdenum prices; market conditions; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; achieving emission reductions economically and operationally; the development and construction of Goldfield and the ability of the Company to enhance its value proposition including delivering strong returns; Goldfield’s life of mine, average annual production and costs including its initial capital costs and the expectation to fund this from the Company’s existing liquidity; the timing of first production at Goldfield and the impact it would have on Centerra’s production profile, cash flow and value to shareholders; the results of a technical study on Goldfield including the economics for the project and the ability of financial hedges to lock in strong margins, safeguard project economics and expedite the capital payback period; the capital investment required at Goldfield and any benefits realized from its short timeline to first production and its flowsheet; the timing and content of a PFS at Mount Milligan and any related evaluation of resources or reserves or a life of mine beyond 2036, options for additional tailings capacity, any increased mill throughput, additional downstream flowsheet improvements and their costs and any impact on metal recovery; the future success of Kemess, the timing and content of a PEA and accompanying update on its technical concept including mining methods; the ability of the existing infrastructure at Kemess to lower execution risk for the project and the possibility that any additional infrastructure will complement it; the success of an infill and grade control drilling program at Mount Milligan and its ability to enhance geological confidence and provide an improved and more robust mine plan; the expectation that production and sales at Mount Milligan and Öksüt will be weighted towards the second half of 2025; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Information

Christopher Richings, Professional Engineer, member of the Engineers and Geoscientists British Columbia and Centerra’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Mr. Richings is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months ended June 30, 2025, 658 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
  Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
  Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
  On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	80.3	72.4	45.8	34.6	34.5	37.8
Production costs attributable to copper	24.9	28.8	24.9	28.8	—	—
Total production costs excluding Molybdenum BU segment, as reported	105.2	101.2	70.7	63.4	34.5	37.8
Adjust for:
Third party smelting, refining and transport costs	2.5	2.4	2.3	2.2	0.2	0.2
By-product and co-product credits	(46.5)	(46.5)	(46.5)	(46.3)	—	(0.2)
Adjusted production costs	61.2	57.1	26.5	19.3	34.7	37.8
Corporate general administrative and other costs	9.5	10.8	(0.2)	0.2	0.2	0.2
Reclamation and remediation - accretion (operating sites)	3.4	2.3	0.9	0.5	2.5	1.8
Sustaining capital expenditures	25.3	26.3	14.7	17.4	10.6	8.8
Sustaining lease payments	2.0	1.6	1.5	1.3	0.5	0.3
All-in sustaining costs on a by-product basis	101.4	98.1	43.4	38.7	48.5	48.9
Ounces sold (000s)	61.3	83.3	33.7	31.4	27.6	51.9
Pounds sold (millions)	12.1	11.7	12.1	11.7	—	—
Gold production costs ($/oz)	1,308	870	1,356	1,102	1,250	729
All-in sustaining costs on a by-product basis ($/oz)	1,652	1,179	1,286	1,234	1,755	943
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,866	1,260	1,675	1,449	1,755	943
Copper production costs ($/pound)	2.06	2.46	2.06	2.46	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.53	3.21	2.53	3.21	n/a	n/a

GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	157.9	150.4	96.4	77.8	61.5	72.6
Production costs attributable to copper	52.0	58.6	52.0	58.6	—	—
Total production costs excluding Molybdenum BU segment, as reported	209.9	209.0	148.4	136.4	61.5	72.6
Adjust for:
Third party smelting, refining and transport costs	5.1	5.1	4.8	4.6	0.3	0.5
By-product and co-product credits	(95.1)	(97.0)	(95.1)	(96.8)	—	(0.2)
Adjusted production costs	119.9	117.1	58.1	44.2	61.8	72.9
Corporate general administrative and other costs	20.0	20.4	—	0.2	0.4	0.4
Reclamation and remediation - accretion (operating sites)	5.9	4.9	1.5	1.2	4.4	3.7
Sustaining capital expenditures	43.2	42.0	23.9	21.5	19.3	20.1
Sustaining lease payments	3.5	3.2	2.6	2.7	0.9	0.5
All-in sustaining costs on a by-product basis	192.5	187.6	86.1	69.8	86.8	97.6
Ounces sold (000s)	122.5	187.6	70.4	76.5	52.1	111.0
Pounds sold (millions)	24.2	27.3	24.2	27.3	—	—
Gold production costs ($/oz)	1,290	802	1,371	1,017	1,181	653
All-in sustaining costs on a by-product basis ($/oz)	1,572	1,001	1,224	912	1,665	879
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,804	1,125	1,629	1,216	1,665	879
Copper production costs ($/pound)	2.15	2.14	2.15	2.14	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.54	2.55	2.54	2.55	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2025	2024	2025	2024
Net earnings	$68.6	$37.7	$99.0	$104.1
Adjust for items not associated with ongoing operations:
Unrealized gain on sale of Greenstone Partnership	(15.0)	—	(21.6)	—
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	12.1	7.4	13.5	8.9
Deferred income tax adjustments(1)	(11.0)	1.9	(12.2)	(4.9)
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	(7.7)	(5.1)	(2.9)	(30.1)
Unrealized foreign exchange loss (gain)(2)	6.2	5.5	2.9	(3.4)
Unrealized (gain) loss on marketable securities and other losses	(0.5)	(1.0)	0.3	0.6
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Adjusted net earnings	$52.7	$46.4	$79.0	$77.7

Net earnings per share - basic	$0.33	$0.18	$0.48	$0.49
Net earnings per share - diluted	$0.32	$0.18	$0.46	$0.47
Adjusted net earnings per share - basic	$0.26	$0.23	$0.38	$0.36
Adjusted net earnings per share - diluted	$0.25	$0.23	$0.37	$0.36

(1) Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine and a drawdown on the deferred tax asset related to the Mount Milligan Mine.

(2) Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA, a non-GAAP performance measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
($millions, except as noted)	2025	2024	2025	2024
Net earnings	68.6	37.7	$99.0	$104.1
Adjustments:
Income tax (recovery) expense	(2.2)	17.8	22.7	47.6
Depreciation, depletion and amortization (“DDA”)	26.9	29.0	51.7	63.7
Interest income	(5.7)	(7.9)	(11.1)	(16.0)
Finance costs	4.1	3.8	8.0	7.2
Unrealized gain on sale of Greenstone Partnership	(15.0)	—	(21.6)	—
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	12.1	7.4	13.5	8.9
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	(7.7)	(5.1)	(2.9)	(30.1)
Unrealized foreign exchange loss (gain)	6.2	5.5	2.9	(3.4)
Unrealized (gain) loss on marketable securities and other losses	(0.5)	(1.0)	0.3	0.6
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Adjusted EBITDA	$86.8	$87.2	$162.5	$185.1

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss	$(0.8)	$(1.2)	$(1.8)	$(4.9)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.1	0.8	2.2	1.6
Interest Income	(0.1)	—	(0.2)	—
Finance costs	—	—	0.1	—
Adjusted EBITDA	$0.2	$(0.4)	$0.3	$(3.3)

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$25.3	$2.6	$57.2	29.0	$(17.6)	(2.1)	$(1.1)	$(8.2)	$(13.2)	$(16.1)
Deduct:
Property, plant & equipment additions(1)	(50.9)	(29.6)	(14.4)	(15.5)	(10.6)	(8.8)	(25.8)	(4.9)	(0.1)	(0.4)
Free cash flow (deficit)	$(25.6)	$(27.0)	$42.8	$13.5	$(28.2)	$(10.9)	$(26.9)	$(13.1)	$(13.3)	$(16.5)

(1) As presented in the Company’s condensed consolidated interim statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$83.9	$102.0	$96.6	$59.0	$32.7	$99.3	$(7.1)	$(14.7)	$(38.3)	$(41.6)
Deduct:
Property, plant & equipment additions(1)	(99.5)	(47.8)	(26.4)	(21.4)	(19.3)	(20.1)	(53.8)	(5.8)	—	(0.5)
Free cash flow (deficit)	$(15.6)	$54.2	$70.2	$37.6	$13.4	$79.2	$(60.9)	$(20.5)	$(38.3)	$(42.1)

(1) As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$55.6	$37.9	$16.6	$18.8	$12.0	$9.0	$26.8	$9.6	$0.2	$0.5
Adjust for:
Costs capitalized to the ARO assets	2.8	1.1	(0.3)	0.9	(0.5)	0.2	3.6	—	—	—
Costs capitalized to the ROU assets	(1.1)	(2.0)	—	(1.8)	(0.9)	(0.1)	—	—	(0.2)	(0.1)
Other(2)	(0.9)	(0.7)	—	(0.5)	—	(0.3)	(0.9)	—	—	0.1
Capital expenditures	$53.9	$36.3	$16.3	$17.4	$10.6	$8.8	$27.0	$9.6	$—	$0.5
Sustaining capital expenditures	25.8	30.6	14.7	17.4	10.6	8.8	0.5	4.4	—	—
Non-sustaining capital expenditures	28.1	5.7	1.6	—	—	—	26.5	5.6	—	0.5

(1) As presented in note 16 of the Company’s condensed consolidated interim financial statements.

(2) Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$123.7	$53.2	$40.3	$19.6	$23.9	$21.6	$59.2	$10.5	$0.3	$1.5
Adjust for:
Costs capitalized to the ARO assets	(14.0)	2.7	(10.3)	4.1	(3.3)	(0.9)	(0.4)	—	—	(0.5)
Costs capitalized to the ROU assets	(2.3)	(2.8)	(0.9)	(1.8)	(1.2)	(0.6)	—	—	(0.2)	(0.4)
Costs relating to capitalized DDA	(2.8)	—	—	—	—	—	(2.8)	—	—	—
Other(2)	(2.1)	—	(0.5)	(0.4)	(0.1)	—	(1.4)	—	(0.1)	0.4
Capital expenditures	$100.8	$53.1	$28.6	$21.5	$19.3	$20.1	$52.9	$10.5	$—	$1.0
Sustaining capital expenditures	43.8	46.8	23.9	21.5	19.3	20.1	0.6	4.9	—	0.3
Non-sustaining capital expenditures	57.0	6.3	4.7	—	—	—	52.3	5.6	—	0.7

(1) As presented in note 16 of the Company’s condensed consolidated interim financial statements.

(2) Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Six months ended June 30,				Three months ended June 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2025	2024	2025	2024	2025	2024	2025	2024
Mining costs	$30.1	$32.9	$15.6	$12.8	$63.0	$60.9	$26.0	$25.1
Allocation of mining costs(1)	(5.1)	(4.2)	(6.3)	(5.1)	(8.7)	(5.6)	(11.1)	(13.6)
Milling costs	26.2	27.4	8.0	5.9	61.1	58.7	14.1	11.3
Site G&A costs	13.9	14.5	12.1	8.0	26.9	26.1	21.4	17.5
Change in inventory, royalties and other	5.6	(7.2)	5.1	16.2	6.1	(3.7)	11.1	32.2
Production costs	$70.7	$63.4	$34.5	$37.8	$148.4	$136.4	$61.5	$72.5
Ore and waste tonnes mined (000's tonnes)	12,409	12,314	4,629	3,850	23,467	24,646	7,772	7,567
Ore processed (000's tonnes)	5,305	5,325	1,227	1,053	10,037	10,488	2,238	2,025
Mining costs per tonne mined ($/tonne)	2.42	2.67	3.36	3.33	2.68	2.47	3.35	3.31
Processing costs per tonne processed ($/tonne)	4.93	5.14	6.49	5.63	6.09	5.60	6.29	5.59
Site G&A costs per tonne processed ($/tonne)	2.62	2.72	9.85	7.59	2.69	2.48	9.57	8.62
On site costs per tonne processed ($/tonne)	13.22	14.04	29.01	25.39	15.05	13.89	27.49	26.57

(1) Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.